Exhibit 99.1

SatixFy signs agreements worth $10 million, including $5
million in new agreements and a $5 million prepayment
associated with an existing contract with MDA Space

Rehovot, Israel, October 23, 2024. SatixFy Communications Ltd. (“SatixFy”) (NYSE American: SATX), a leader in next-generation satellite communication systems based on in-house-developed chipsets, today announced that it has signed new agreements in aggregate valued at $5 million, alongside an immediate prepayment of a previously announced $5 million associated with an amendment to an existing contract with MDA Space Ltd (“MDA Space”) (TSX: MDA), a provider of advanced technology and services to the rapidly expanding global space industry. Agreements signed further the significant collaboration between the two companies initiated in October 2023.

Under an amendment to the original Master Purchase Agreement (the “MPA Amendment”), signed in October 2023, a total of $3 million was added to the scope of the original agreement, alongside an immediate prepayment of $5 million that was previously announced but not yet paid. Additionally, an Authorization to Proceed (“ATP”) agreement was signed between SatixFy and MDA Space, which is structured around two milestone payments totaling $2 million in the aggregate and setting out the terms for future purchase orders.

Nir Barkan, Chief Executive Officer of SatixFy, commented, “MDA Space continues to be a very strong partner of SatixFy. We are very proud that our business continues to grow and expand with them, building on the $60 million transaction signed with them in October of last year. These new agreements could allow us to present significant double digit revenue growth rates next year.”

Added Mr. Barkan: “Above all, these agreements reinforce the strategic value of our technology to MDA Space and fortifies our position as a key technology provider of both space-grade chips and software for next-generation digital satellite payloads. Our expanding partnership with MDA Space demonstrates the growing demand for our solutions. It represents another milestone in our long-term growth strategy, positioning our space-grade chips as the core technology driving global communications in many of the next-generation Low Earth Orbit (“LEO”) and Geostationary Orbit (“GEO”) satellite constellations set to launch in the coming years.”

About Satixfy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite multi beam digital antennas, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the U.S., U.K. and Bulgaria. For more information, please visit www.SatixFy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, SatixFy is using forward looking statement in this press release when it discusses the execution of the MPA Amendment; the future payments under the MPA Amendment based on meeting specific milestones; the future payments under the ATP agreement; SatixFy’s growth and expansion; the expansion of the global space industry; SatixFy’s potential revenue growth; the strategic value of SatixFy’s technology to MDA Space; SatixFy’s position as a key technology provider of both space-grade chips and software for next-generation digital satellite payloads; the growing demand for SatixFy’s solutions; SatixFy’s long-term growth strategy; and SatixFy’s space-grade chips position as the core technology driving global communications in the next-generation LEO and GEO satellite constellations set to launch in the coming years. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: SatixFy’s planned level of revenues and capital expenditures; SatixFy’s available cash and its ability to obtain additional funding; SatixFy’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; SatixFy’s ability to maintain its relationships with suppliers, distributors and other partners; SatixFy’s ability to maintain or protect the validity of its patents and other intellectual property; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of SatixFy’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 29, 2024, as amended, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. SatixFy undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Aviv Sax Nahamoni, info@satixfy.com

SAT-COM